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                                   January 27, 1998


VIA ELECTRONIC TRANSMISSION


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549-0114

     Re:  Application for Withdrawal of
          Registration Statement on Form S-1
          (Registration No. 333-39801)
          ----------------------------------

Ladies and Gentlemen:

          The above-referenced Registration Statement was filed with the Securities and Exchange Commission ("SEC") on November 7, 1997 and relates to the registration of 1.9 million common shares, no par value, of Symix Systems, Inc. ("Symix"), of which 1.7 million were proposed to be offered by Symix and 200,000 were proposed to be offered by selling shareholders.

          Pursuant to SEC Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Symix hereby files this Application for Withdrawal of the above-referenced Registration Statement and requests that the SEC issue an Order granting such withdrawal. Symix has determined to withdraw the Registration Statement due to current market conditions. None of the securities covered by the Registration Statement have been offered or sold pursuant to the Registration Statement.

          Pursuant to the requirements of SEC rule 478 promulgated under the Securities Act, Symix has caused this Application for Withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on January 27, 1998.

                           SYMIX SYSTEMS, INC.


                           By:  /s/Lawrence W. DeLeon
                                ----------------------
                                   Lawrence W. DeLeon
                                   Vice President, Chief Financial Officer and
                                   Secretary

cc:  Charles Sansbury
     Alan Dean
     Ivery D. Foreman
     Susan E. Brown
     Randall Bly (Ernst & Young LLP)
     The Nasdaq Stock Market, Inc.